UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No___)*

WEIKANG BIO-TECHNOLOGY GROUP COMPANY, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

948644 10 9
(CUSIP Number)

Yin Wang
No. 365, Chengde Street
Daowai District, Harbin
Heilongjiang Province
People’s Republic of China
+86-451-88355530

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 948644 10 9

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only)

  Yin Wang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF	7. SOLE VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY
EACH	8. SHARED VOTING POWER
REPORTING
PERSON WITH	22,925,200*

9. SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER
22,925,200*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,925,200*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.0%**

14.	TYPE OF REPORTING PERSON

IN

* The 22,925,200 shares are held directly by Lucky Wheel Limited, an entity 100% owned by Weili Wang. Yin Wang serves as the Chief Executive Officer and a director of Lucky Wheel Limited, has the right to exercise options to purchase up to 100% of the shares of Lucky Wheel Limited and has the power to block any change in the structure of Lucky Wheel Limited and the issuance of any new shares of Lucky Wheel Limited. Yin Wang may be deemed the ultimate beneficial owner of the Issuer’s Common Stock held by Lucky Wheel Limited by virtue of his blocking power and his right to exercise options held in Lucky Wheel Limited.

**Based on 28,024,388 shares of common stock outstanding at the filing of this report.

CUSIP No. 948644 10 9

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only)

Lucky Wheel Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.     SOURCE OF FUNDS

Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF	7. SOLE VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY
EACH	8. SHARED VOTING POWER
REPORTING
PERSON WITH	22,925,200*

9. SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER

22,925,200*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,925,200*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.0%**

14.	TYPE OF REPORTING PERSON

CO

* The 22,925,200 shares are held directly by Lucky Wheel Limited, an entity 100% owned by Weili Wang. Yin Wang serves as the Chief Executive Officer and a director of Lucky Wheel Limited, has the right to exercise options to purchase up to 100% of the shares of Lucky Wheel Limited and has the power to block any change in the structure of Lucky Wheel Limited and the issuance of any new shares of Lucky Wheel Limited. Yin Wang may be deemed the ultimate beneficial owner of the Issuer’s Common Stock held by Lucky Wheel Limited by virtue of his blocking power and his right to exercise options held in Lucky Wheel Limited.

**Based on 28,024,388 shares of common stock outstanding at the filing of this report.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule”) relates to the common stock, $.00001 par value per share (the “Common Stock”), of Weikang Bio-Technology Group Company, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is No. 365 Chengde Street, Daowai District, Harbin Heilongjiang Province, People’s Republic of China 150020.

 Item 2. Identity and Background.

(a)—(c), (f) This Schedule is filed on behalf of:

(i)	Yin Wang, the Chief Executive Officer and the Chairman of the Board of the Issuer and a citizen of the People’s Republic of China.

The business address of Yin Wang is No. 365, Chengde Street, Daowai District, Harbin, Heilongjiang Province, People’s Republic of China.

(ii)	Lucky Wheel Limited, a British Virgin Islands entity (“Lucky Wheel”).

Lucky Wheel is a holding company and its principal business is to hold, transact or otherwise deal in the securities of Issue.  The principal place of business of Lucky Wheel is at P.O. Box 957, Offshore Incorporations Centre Road Town Tortola, British Virgin Islands. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Lucky Wheel is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Lucky Wheel.

Yin Wang	Chief Executive Officer and Director	Mr. Wang is a citizen of the Peoples Republic of China. Mr. Wang is also the Chief Executive Officer and the Chairman of the Board of the Issuer.

(d)
None of Mr. Yin Wang, Lucky Wheel, nor to the best of Lucky Wheel’s knowledge any of its respective executive officers or directors, have during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of Mr. Yin Wang, Lucky Wheel, nor to the best of Lucky Wheel’s knowledge, any of its respective executive officers or directors, have during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Yin Wang and Lucky Wheel are collectively referred to as the “Reporting Persons,” and individually as a “Reporting Person.”

Item 3. Source and Amount of Funds or Other Consideration.

On June 29, 2010, Lucky Wheel received 22,925,200 shares of Issuer’s Common Stock in the form of a bona fide gift from Weili Wang, Lucky Wheel’s sole shareholder, pursuant to a certain Assignment of Rights Agreement entered into between the Lucky Wheel and Weili Wang on June 29, 2010.

Yin Wang serves as the Chief Executive Officer and as a director of Lucky Wheel.  Yin Wang also has the right to exercise options to purchase up to 100% of the shares of Lucky Wheel and has the power to block any change in the structure of Lucky Wheel and the issuance of any new shares of Lucky Wheel, among other powers. Yin Wang may be deemed the ultimate beneficial owner of the Issuer’s Common Stock by virtue of his blocking power and his right to exercise options held in Lucky Wheel Limited.

The total amount of beneficially owned Common Stock held by the Reporting Persons following the filing of this Schedule is 22,925,200 shares, or 82.0% of the Issuer’s outstanding shares.

Item 4. Purpose of Transaction.

The acquisition of the Common Stock by the Reporting Persons as described under Item 3 is solely for investment purposes.

Yin Wang serves as the Chief Executive Officer and as the Chairman of the Board of the Issuer. As the Chief Executive Officer and as the Chairman of the Board of the Issuer, Yin Wang may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except to the extent set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer.

The percentages calculated in this filing are based on 28,024,388 shares of Issuer Common Stock outstanding as of the close of business on July 20, 2010.

(a) As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 22,925,200 shares of Issuer Common Stock. The aggregate shares held by the Reporting Persons represent approximately 82.0% of the Issuer Common Stock outstanding as of the date of this Amendment.

The Reporting Persons do not own any other securities of the Issuer.

(b) Yin Wang, as the Chief Executive Officer and a director of Lucky Wheel and as the ultimate beneficiary of the Issuer’s Common Stock held directly by Lucky Wheel, shares the power to vote and to dispose of the 22, 925,200 shares of Issuer’s Common Stock. No other person named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition, or the shared power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Schedule.

(c) Other than the acquisition of 22,925,200 shares of Issuer Common Stock on June 29, 2010, as explained in Item 3 above, the Reporting Persons did not effect any transactions in the Issuer’s securities within the past 60 days.

(d) As the sole shareholder of Lucky Wheel and an indirect beneficial owner of the Issuer’s Common Stock held by Lucky Wheel, Ms. Weili Wang has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the transfer of the Reporting Persons’ securities.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1
Assignment of Rights Agreement entered into between Weili Wang and Lucky Wheel Limited on June 29, 2010 (incorporated by reference to the Schedule 13D/A filed with the Securities and Exchange Commission on July 30, 2010)

99.2	Joint Filing Agreement between Mr. Wang and Lucky Wheel Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2010
YIN WANG

/s/ Yin Wang
Name: Yin Wang

LUCKY WHEEL LIMITED

/s/ Yin Wang
Name: Yin Wang
Title: Chief Executive Officer & Director